Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sentio Healthcare Properties, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-189458) on Form S-3 of Sentio Healthcare Properties, Inc. of our report dated March 28, 2016, with respect to the consolidated balance sheets of Sentio Healthcare Properties, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 2015, and related financial statement schedule III, which report appears in the December 31, 2015 Annual Report on Form 10-K of Sentio Healthcare Properties, Inc.

/s/ KPMG LLP

Orlando, Florida
March 28, 2016

Certified Public Accountants